UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 10)

Under the Securities Exchange Act of 1934

PARAMOUNT GOLD AND SILVER CORP.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

69924P102
(CUSIP Number)

Robert A. Grauman, Esq. Baker & McKenzie LLP 1114 Avenue of the Americas New York NY 10036 (212) 626-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 10, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69924P102

1.	Names of Reporting Persons. FCMI FINANCIAL CORPORATION

2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization

ONTARIO, CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 24,450,000

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 24,450,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,450,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐

13.	Percent of Class Represented by Amount in Row (11) 17.3%

14.	Type of Reporting Person CO

CUSIP No. 69924P102

1.	Names of Reporting Persons. ALBERT D. FRIEDBERG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization

CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 24,450,000

	9.	Sole Dispositive Power —

	10.	Shared Dispositive Power 24,450,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,450,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐

13.	Percent of Class Represented by Amount in Row (11) 17.3%

14.	Type of Reporting Person IN

The Statement on Schedule 13D dated and filed March 23, 2009, as amended by Amendment No. 1 dated and filed May 28, 2009, Amendment No. 2 dated and filed July 21, 2009, Amendment No. 3 dated and filed August 6, 2009, Amendment No. 4 dated and filed August 6, 2009, by Amendment No. 5 dated and filed September 23, 2009, Amendment No. 6 dated and filed October 19, 2009, Amendment No. 7 dated and filed June 23, 2010, Amendment No. 8 dated June 30, 2010 and Amendment No. 9 dated December 22, 2010 and filed December 23, 2010 (as so amended, the “Statement”), filed by FCMI Financial Corporation, a corporation existing under the laws of the province of Ontario, Canada (“FCMI”), and Albert D. Friedberg (collectively with FCMI, the “Filing Persons”), relating to the common stock, $0.001 par value (the “Common Shares”), of Paramount Gold and Silver Corp., a Delaware corporation (the “Issuer”), is hereby amended with respect to the items set forth below in this Amendment No. 10.  Capitalized terms used herein without definition have the same meanings as those ascribed to them in the Statement.

Item 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended by the addition of the following information:

On January 10, 2011, FCMI sold 900,000 Common Shares to each of Mr. Rudi Fronk and Mr. James Anthony in settlement of Mr. Fronk’s and Mr. Anthony’s respective profit participations with respect to 1,800,000 Common Shares purchased by FCMI in March 2009. For additional information regarding such profit participations, see the Schedule 13D (Amendment No. 1) filed by the Filing Persons on May 28, 2009.

Future actions by the Filing Persons with respect to their investment in the Issuer will be determined by reference to the considerations described in Item 4 of this Statement as originally filed.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended by the addition of the following information:

On January 10, 2011, FCMI sold 1,800,000 Common Shares in private transactions, of which 900,000 Common Shares were sold to Mr. Rudi Fronk and 900,000 Common Shares were sold to Mr. James Anthony. The sale price in each case was CDN $0.8875 per share, for a total price of CDN $798,719.18 payable by each of Mr. Fronk and Mr. Anthony and total consideration to FCMI of CDN $1,597,438.36.

The final paragraph of Item 5 of the Statement is amended and restated to read in its entirely as set forth below:

On the date of this Schedule 13D (Amendment No. 10), and after giving effect to the transactions reported herein, FCMI is the beneficial owner of 24,450,000 Common Shares, constituting approximately 17.3% of the Issuer’s issued and outstanding Common Shares.  Such percentage beneficial ownership has been determined in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended, as if 141,260,224 Common Shares were outstanding.  Common Shares outstanding was computed by adding the following Common Shares to 132,260,224 Common Shares outstanding, as reported by the Issuer in its Form 10-K/A-2 filed December 22, 2010: (i) 1,300,000 Common Shares issued to FCMI upon its exercise of the Warrants, as reported in the Filing Persons’ Schedule 13D (Amendment No. 9), plus (ii) 7,700,000 Common Shares issuable upon exercise of the remaining Warrants owned by FCMI.  Of such 24,450,000 Common Shares beneficially owned by FCMI, 16,750,000 Common Shares are presently issued and outstanding and owned by FCMI and 7,700,000 Common Shares are issuable upon exercise of the Warrants.  Mr. Friedberg, directly and through his control over FCMI shares held by members of his family and trusts for the benefit of members of his family, may be considered the ultimate beneficial owner of all of the Common Shares beneficially owned by FCMI.  Except for Mr. Friedberg’s beneficial ownership of the Common Shares owned by FCMI, none of the directors or officers of FCMI beneficially owns any Common Shares.  Except as reported in this Schedule 13D (Amendment No. 10) and in the Filing Persons’ Schedule 13D (Amendment No. 9) filed December 23, 2010, neither FCMI nor any of its officers or directors has effected any transactions in the Issuer’s securities during the 60 days preceding the filing of this Schedule 13D (Amendment No. 10).

Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2011

FCMI FINANCIAL CORPORATION

By:	/s/ Henry Fenig
Name:	Henry Fenig
Title:	Executive Vice President

/s/ Albert D. Friedberg
Albert D. Friedberg